Ex99.7

ROUTEMASTER APPOINTS FRED LEIGH AS CHIEF EXECUTIVE OFFICER AND DIRECTOR

TORONTO, March 10, 2020 -- Routemaster Capital Inc. (TSXV: RM) (“Routemaster” or the “Company”) is pleased to announce that Fred Leigh has been appointed President, Chief Executive Officer and a director of the Company. Mr. Leigh was previously the Chief Executive Officer and a director of the Company from 2016 to 2019.

Mr. Leigh replaces James Lanthier, the former President, Chief Executive Officer and director of the Company. Management and board of directors of the Company would like to thank Mr. Lanthier for his services and continued support of the Company.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Fred Leigh
President and Chief Executive Officer Tel: +1 (416) 861 5933

FORWARD LOOKING STATEMENTS: This news release contains certain forward-looking statements, including statements regarding the intended use of proceeds, closing conditions and timing and other matters relating to changes of directors and officers. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.